May 25, 2005

Ms. Marilyn Beaubien
Gener8xion Entertainment, Inc.
3400 W. Cahuenga Blvd.
Hollywood, CA 90068

Re: Gener8xion Entertainment, Inc.
Form 10-KSB for the year ended October 31, 2004
Commission File Number: 000-15382

Dear Ms. Beaubien:

We have reviewed your April 14, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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1. Refer to our previous comments 4 and 5. We understand from your response that the negotiations did not contemplate any issuance of shares for the employment of Mr. Crouch; however, this appears to contradict your disclosure in Note 7 of your Form 10-KSB that states that you entered into two separate agreements, an Asset Purchase Agreement whereby you issued 2,640,000 shares of common stock to Matthew and Laurie Crouch and an Employment Agreement with Matthew Crouch whereby you issued 6,160,000 shares of common stock to Matthew Crouch.   Please clarify your response in light of the disclosure in Note 7. Your response should include the copies of the related acquisition and employment agreements and a description of their location as filed on EDGAR. If these agreements have not been filed please do so as they constitute material agreements. We may have further comments upon review of your response.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us

with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3816 with any other questions.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant